Filed by Meritor Automotive, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                       Subject Company: Meritor Automotive, Inc.
                                                     Commission File No. 1-13093

The following is an excerpt from the May issue of a Meritor newsletter delivered to Meritor employees on June 13, 2000:

                ARVIN'S AFTERMARKET BUSINESS COMPLEMENTS MERITOR

         Arvin is a global supplier of replacement parts with 16 manufacturing locations and 24 distribution centers located in eight countries. Its products, primarily serving light vehicle systems, are sold worldwide under the company's own brand names - Gabriel, Purolator, Maremont, Arvin, ANSA, ROSI and StrongArm
- and under private label at leading retail and auto service outlets. Arvin's replacement products include mufflers, exhaust pipes, catalytic converters, tail pipes, clamps/hangers, accessories, shock absorbers, struts, gas lift supports and filters. Arvin prides itself on flexibility, short cycle times, quick delivery and low cost.


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Meritor and Arvin have filed a preliminary joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"), and Meritor and Arvin expect to mail a definitive joint proxy statement/prospectus to stockholders of Meritor and Arvin containing information about the merger. WE URGE INVESTORS AND STOCKHOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus (when it becomes available) and other documents at the Commission's website at www.sec.gov. In addition, documents filed with the Commission by Meritor will be available free of charge from Meritor (at Meritor's website at www.meritorauto.com) or by contacting Bonnie Wilkinson, Meritor Automotive, Inc., 2135 West Maple Road, Troy, Michigan 48084; telephone (248) 435-0762. Documents filed with the Commission by Arvin will be available free of charge from Arvin (at Arvin's website at www.arvin.com) or by contacting Ronald R. Snyder, Arvin Industries, Inc., One Noblitt Plaza, Columbus, Indiana 47202; telephone (812) 379-3982.

Meritor, Arvin, and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the definitive joint proxy statement/prospectus.